Exhibit 99.20

Abaxx Technologies Announces Normal Course Issuer Bid

TORONTO, June 15, 2022 -- Abaxx Technologies Inc. (NEO: ABXX) (OTCQX: ABXXF) (“Abaxx” or the “Company”) a financial software company, announces acceptance by the NEO Exchange Inc. (the “NEO”) of Abaxx’s Notice of Intention to make a normal course issuer bid (the “NCIB”) to purchase for cancellation up to 3,657,475 common shares (the “Shares”) of the Company, representing 5% of the Company’s 73,149,506 issued and outstanding common shares as at June 15, 2022.

The NCIB will commence on June 17, 2022 and will terminate on June 16, 2023 or at such earlier date if the number of Shares sought in the NCIB has been repurchased. Abaxx reserves the right to terminate the NCIB earlier if it feels that it is appropriate to do so.

All Shares will be purchased on the open market through the facilities of the NEO as well as on alternative Canadian trading systems at prevailing market rates and any Shares purchased by Abaxx will be cancelled. The actual number of Shares that may be purchased and the timing of any such purchases will be determined by Abaxx. Any purchases made by Abaxx pursuant to the NCIB will be made in accordance with the rules and policies of the NEO.

During the most recently completed six month period, the average daily trading volume for the common shares of Abaxx on the NEO and alternative trading systems was 120,563 common shares. Consequently, under the policies of the NEO, Abaxx will have the right to repurchase under its NCIB, during any one trading day, a maximum of 30,140 Shares, representing 25% of the average daily trading volume. In addition, Abaxx will be allowed to make, once per calendar week, a “block purchase” (as such term is described in the NEO Listing Manual) of Shares not directly or indirectly owned by the insiders of Abaxx, in accordance with NEO policies. Abaxx will fund the purchases through available cash.

Abaxx is commencing the NCIB because it believes that the current market price of its common shares may not fully reflect the underlying value of its business, affairs and future business prospects. The Company believes that the purchase of Shares for cancellation is in the best interests of the Company’s shareholders by increasing the respective proportionate shareholdings and therefore increasing the respective equity interest in the Company for all remaining shareholders. The Company has not purchased any Shares during the previous twelve months pursuant to any issuer bid.

About Abaxx Technologies

Abaxx is a development stage financial software company creating proprietary technological infrastructure for both global commodity exchanges and digital marketplaces. The company’s formative technology increases transaction velocity, data security and facilitates improved risk management in the majority owned Abaxx Singapore Pte. Ltd. (“ACX”, or “Abaxx. Exchange”) - a commodity futures exchange seeking final regulatory approvals as a Recognized Market Operator (“RMO”) and Approved Clearing House (“ACH”) with the Monetary Authority of Singapore (“MAS”). Abaxx is a founding shareholder in Base Carbon Corp. and the creator and producer of the SmarterMarkets™ podcast.

For more information, please visit abaxx.tech, abaxx.exchange and SmarterMarkets.media

Media and Investor Inquiries:

Abaxx Technologies Inc.

Paris Golab, Head of Investor Relations

Steve Fray, Chief Financial Officer

Tel: +246 243-3390

E-mail: ir@abaxx.tech

Forward-Looking Statements

This News Release includes certain “forward-looking statements” which do not consist of historical facts. Forward-looking statements include estimates and statements that describe Abaxx, or the Company’s future plans, objectives or goals, including words to the effect that Abaxx expects a stated condition or result to occur. Forward-looking statements may be identified by such terms as “seeking”, “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”.

Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although these statements are based on information currently available to Abaxx, Abaxx does not provide any assurance that actual results will meet management’s expectations. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward looking information in this news release includes, but is not limited to, Abaxx’ objectives, goals or future plans, statements, timing of the commencement of the NCIB and purchases made under the NCIB. Such factors include, among others: risks relating to the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing; the competitive nature of the industry; currency exchange risks; the need for Abaxx to manage its planned growth and expansion; the effects of product development and need for continued technology change; protection of proprietary rights; the effect of government regulation and compliance on Abaxx and the industry; network security risks; the ability of Abaxx to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors which could impact future results of the business of Abaxx include but are not limited to: operations in foreign jurisdictions, protection of intellectual property rights, contractual risk, third party risk; clearinghouse risk, malicious actor risks, third-party software license risk, system failure risk, risk of technological change; dependence of technical infrastructure, an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of commodities, capital market conditions, restriction on labour and international travel and supply chains. Abaxx has also assumed that no significant events occur outside of Abaxx’ normal course of business. Abaxx cautions that the foregoing list of material factors is not exhaustive. In addition, although Abaxx has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. When relying on Abaxx forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Abaxx has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Abaxx as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. Abaxx does not undertake to update this information at any time except as required in accordance with applicable laws.

The NEO Exchange Inc. does not accept responsibility for the adequacy or accuracy of this press release.